Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Third-Quarter 2012
Financial Results
•   FIS Business-Line Net Revenues Grew 58.6% Year-over-Year
BEIJING, December 13, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the third quarter ended September 30, 2012.

Third-Quarter Financial and Operating Highlights:

•	Net revenues were $63.0 million in the third quarter of 2012, an increase of 15.7% from $54.5 million in the third quarter of 2011 and an increase of 1.5% from the second quarter
•	Net revenues from enterprise application services (EAS) grew 1.8% year-over year, with growth in other sectors offset by lower sales in the Resources and Energy sector
•	Net revenues from financial industry IT services (FIS) increased 58.6% year-over-year due to continuing solid execution
•	Gross profit was $17.2 million, an increase of 59.0% from $10.8 million in the year-ago quarter and as compared to $16.2 million in the second quarter
•
Loss from operations was $31.9 million, as compared to operating loss of $46.3 million in the year ago quarter; Adjusted operating income1 was $5.5 million, as compared to an adjusted operating loss of $0.3 million in the year-ago quarter and income of $4.5 million in the second quarter

•
Net loss attributable to Camelot was $31.5 million, as compared to net loss of $46.5 million in the year ago quarter; Adjusted net income1 attributable to Camelot was $5.8 million, as compared to an adjusted net loss of $0.5 million in the year-ago quarter and $3.5 million in the second quarter

1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

“Camelot’s relatively solid performance in the third quarter of 2012 reflects the continued stability of our business alongside a soft domestic economy and the once-a-decade political transition in China.  Our FIS business line showed solid growth, and revenues from our EAS business line were up slightly, with growth in all sectors except Resources and Energy. However, some delays in some contract signings in our FIS business line, which led us to miss our revenue target and consequently, our adjusted net-income target,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “We believe our business remains fundamentally solid as we continue to strengthen our market position and market leadership, and we expect to sign the delayed FIS contracts soon.”

Third-Quarter 2012 Financial Results

Net revenues for the third quarter ended September 30, 2012 increased 15.7% to $63.0 million from $54.5 million in the year-ago quarter.

Net Revenues by Business Line (in thousands, except percentage)

Business Line	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011
Enterprise application services (EAS)	$41,887	66.5%	$41,145	75.5%
Financial industry IT services(FIS)	21,115	33.5%	13,317	24.5%
Total net revenues	63,002	100.0%	54,462	100.0%

EAS net revenues increased 1.8% year-over-year to $41.9 million in the quarter and also increased 1.6% from the prior quarter. The increase in quarterly EAS revenues was primarily due to strength in most sectors, offset by lower revenues from resource and energy customers. EAS revenues amounted to 66.5% of net revenues in the quarter. FIS net revenues increased 58.6% year-over-year to $21.1 million and increased 1.2% from the prior quarter. FIS net revenues accounted for 33.5% of the quarter’s net revenues.

Cost of revenues increased 5.0% to $45.8 million from $43.7 million in the year-ago quarter.  Adjusted cost of revenues increased 9.5% to $45.8 million from $41.8 million in the year-ago quarter. Adjusted cost of revenues excludes $19,000 of share-based compensation expense and $31,000 of acquisition-related intangible expense.

Gross profit increased 59.0% to $17.2 million from $10.8 million in the year-ago quarter.  Adjusted gross profit increased 36.2% to $17.2 million from $12.6 million in the year-ago quarter.   The gross margin was 27.3% in the quarter, as compared to 19.8% in the year-ago quarter.  The adjusted gross margin was 27.3%, as compared to 23.2% in the year-ago quarter, due to an improvement in utilization of the IT team.

Operating expenses were $49.1 million in the quarter, as compared to $57.2 million in the year-ago quarter. Adjusted operating expenses were $11.8 million, representing a 9.7% decrease from $13.0 million in the year-ago quarter.  Adjusted operating expenses declined year over year due to lower sales and marketing and general and administrative expenses.  Adjusted operating expenses exclude $29.6 million of impairment of goodwill, $6.6 million of impairment of intangible assets, $482,000 of share-based compensation expense and $487,000 of acquisition-related intangible expense.

Operating loss was $31.9 million, as compared to an operating loss of $46.3 million in the year-ago quarter. Adjusted operating income was $5.5 million, as compared to an adjusted operating loss of $0.3 million in the year-ago quarter.

Net loss attributable to Camelot for the third quarter of 2012 was $31.5 million, as compared to a net loss of $46.5 million in the year-ago quarter.  Adjusted net income attributable to Camelot for the third quarter of 2012 was $5.8 million, as compared to an adjusted net loss of $0.5 million in the year-ago quarter.

Nine-Month 2012 Financial Results

In the first nine months of 2012, net revenues increased 8.8% to $182.2 million from $167.4 million in the first nine months of 2011.  Revenues in the EAS business line in the first nine months were $122.4 million, an increase of 2.6% from $119.3 million in the year-ago period.  Revenues in the FIS business line were $59.8 million in the first nine months, an increase of 24.2% from $48.2 million the year-ago period.  Gross profit was $46.1 million in the nine-month period, as compared to $43.7 million in the year-ago period.  The gross margin was 25.3% in the first nine months, as compared to 26.1% in the year-ago period. Adjusted gross profit was $46.2 million in the first nine months, as compared to $46.5 million in the year-ago period.  The adjusted gross margin was 25.4% in the first nine months, as compared to 27.8% in the year-ago period.

Operating loss was $30.0 million in the first nine months, as compared to an operating loss of $39.9 million in the year-ago period.  Adjusted operating income was $10.6 million in the first nine months, as compared to $14.0 million in the year-ago period.  The adjusted operating margin was 5.8% in the first nine months, as compared to 8.4% in the year-ago period.

Net loss attributable to Camelot was $29.9 million in the first nine months of 2012, as compared to a net loss of $41.3 million in the year-ago period, or a loss of $0.67 per diluted ADS as compared to a loss of $0.92 in the year-ago period.  Adjusted net income attributable to Camelot was $10.7 million, or $0.24 per ADS, in the first nine months, as compared to $12.6 million, or $0.24 per ADS, in the year-ago period.

Balance Sheet and Cash Flow

As of September 30, 2012, the Company had $66.9 million in cash, cash equivalents, term deposits, and short-term investments, as compared to $102.4 million in cash, cash equivalents and term deposits as of December 31, 2011. The decrease was mainly due to a $29.9 million net loss, a $25.8 million increase in accounts receivable, $10.6 million in repayment of bank borrowing, offset by $29.6 million of impairment of goodwill, and $6.6 million of impairment of intangible assets in the first nine months of 2012.

In the third quarter of 2012, the Company did not repurchase any shares.

Days’ sales outstanding2 (“DSO”) were 206 days for the third quarter of 2012, roughly flat with 205 days in the prior quarter.

Employees

The Company’s headcount increased to 5,966 as of September 30, 2012, which included 5,230 information technology (IT) professionals, versus 5,707 at the end of the second quarter. Of the IT professionals, EAS employee headcount was 2,249, and FIS employee headcount was 2,981.

Business Outlook

Camelot remains cautious about the outlook for 2013 as the Company anticipates certain uncertainties and that the slower customer activities in the third quarter may continue into the fourth quarter and beyond.

In addition, the Company has revised its contracts with its subsidiaries, including the offering of a performance bond to prior Tansun shareholders to smooth the negotiation process, as well as changing the ownership structure of Dimension.

Fourth Quarter of 2012

Camelot expects net revenues in the fourth quarter of 2012 of approximately $70 million, representing a 17.3% increase from the fourth quarter of 2011.

In addition, Camelot expects an adjusted net loss attributable to Camelot of approximately $0.2 million in the fourth quarter of 2012.

Full-Year 2012

For full-year 2012, Camelot now expects net revenues of approximately $252 million, representing an 11.0% increase from the prior year.

Camelot also continues to expect full-year 2012 adjusted net income attributable to Camelot of approximately $10.5 million, representing a 31.4% decrease from the prior year.

2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended September 30, 2012.

Conference-Call Information

Camelot senior management will host a conference call at 8:00 p.m. (U.S. Eastern Standard Time) / 5:00 p.m. (U.S. Pacific Standard Time) on Thursday, December 13 / 9:00 a.m. on Friday, December 14 (Beijing / Hong Kong time) to discuss the Company’s third-quarter 2012 financial results.

The conference call may be accessed by calling:

US Toll free:	(800) 901-5226
US Toll / International:	(617) 786-4513
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 82114061

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until 11:59 p.m. EST, December 21, 2012:

US Toll free:	(888) 286-8010
US Toll / International:	(617) 801-6888

Passcode: 96898830

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude impairment of intangible assets, impairment of goodwill, share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$40,399	$57,128
Term deposits	24,020	45,318
Restricted cash	1,734	4,626
Short-term investments	2,514	–
Billed accounts receivable	46,401	47,834
Unbilled accounts receivable	115,781	87,212
Other current assets	20,888	19,659
Total current assets	251,737	261,777
Property and equipment, net	4,450	4,673
Goodwill and other intangible assets	12,495	46,248
Other long-term assets	2,427	2,698
Total assets	271,109	315,396

Liabilities and equity
Current liabilities
Consideration payable in connection with business acquisition	–	5,132
Contingent consideration in relation to acquisition	3,030	–
Other current liabilities	58,486	71,099
Total current liabilities	61,516	76,231
Contingent consideration in relation to acquisition	–	2,822
Other non-current liabilities	2,997	4,255
Total liabilities	64,513	83,308
Equity (a)	206,596	232,088
Total liabilities and equity	$271,109	$315,396

Note:
(a) As of September 30, 2012, there were 182,762,475 ordinary shares issued and 177,621,367 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net revenues	$63,002	$54,462	$182,211	$167,430
Cost of revenues(1)(2)	(45,825)	(43,662)	(136,123)	(123,733)
Gross profit	17,177	10,800	46,088	43,697
Selling and marketing(1)(2)	(3,032)	(6,704)	(11,134)	(15,944)
General and administrative(1)(2)	(7,828)	(18,718)	(23,213)	(32,853)
Research and development costs	(1,872)	(1,461)	(5,336)	(3,608)
Changes in fair value of contingent
consideration for acquisition	(111)	(317)	(208)	(1,227)
Impairment of intangible assets	(6,610)	(8,552)	(6,610)	(8,552)
Impairment of goodwill	(29,597)	(21,457)	(29,597)	(21,457)
Total operating expense	(49,050)	(57,209)	(76,098)	(83,641)
Government subsidies	8	62	8	66
Loss from operations	(31,865)	(46,347)	(30,002)	(39,878)
Interest expenses	(27)	(251)	(173)	(746)
Interest income	174	257	733	718
Loss before provisions for income tax	(31,718)	(46,341)	(29,442)	(39,906)
Income tax benefit(expense)	39	(236)	(426)	(1,492)
Net Loss	(31,679)	(46,577)	(29,868)	(41,398)
Noncontrolling interest	183	74	(52)	113
Net Loss attributable to Camelot Information Systems Inc.(3)	$(31,496)	$(46,503)	$(29,920)	$(41,285)

Earnings per share
Basic-ordinary shares	$(0.18)	$(0.26)	$(0.17)	$(0.23)
Diluted-ordinary shares	$(0.18)	$(0.26)	$(0.17)	$(0.23)

Earnings per ADS
Basic-ADSs	$(0.71)	$(1.05)	$(0.67)	$(0.92)
Diluted-ADSs	$(0.71)	$(1.05)	$(0.67)	$(0.92)

Weighted average shares outstanding
Basic-ordinary shares	177,621,367	177,600,079	177,621,367	180,272,281
Diluted-ordinary shares	177,621,367	177,600,079	177,621,367	180,272,281

Weighted average ADSs outstanding
Basic-ADSs	44,405,342	44,400,020	44,405,342	45,068,070
Diluted-ADSs	44,405,342	44,400,020	44,405,342	45,068,070

Net Loss	(31,679)	(46,577)	(29,868)	(41,398)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	2,342	1,874	693	5,696
Comprehensive loss	$(29,337)	$(44,703)	$(29,175)	$(35,702)

Less: comprehensive income(loss) attributable to the noncontrolling interest	(165)	(101)	65	(135)
Comprehensive loss attributable to Camelot Information Systems Inc.	$(29,172)	$(44,602)	$(29,240)	$(35,567)

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Cost of revenues	$19	$1,379	$62	$1,435
Selling and marketing	108	3,463	1,625	6,603
General and administrative	374	9,509	911	10,317
Total share-based compensation expenses	$501	$14,351	$2,598	$18,355

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Cost of revenues	$31	$467	$95	$1,383
Selling and marketing	416	809	1,314	2,686
General and administrative	71	70	213	207
Total acquisition-related intangible amortization expenses	$518	$1,346	$1,622	$4,276

(3) The following table sets forth the reconciliation of our adjusted net loss attributable to Camelot Information Systems Inc. to the U.S. GAAP net loss attributable to Camelot Information Systems Inc.:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Net loss attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(31,496)	$(46,503)	$(29,920)	$(41,285)
Share-based compensation	501	14,351	2,598	18,355

Acquisition-related intangible amortization	518	1,346	1,622	4,276
Changes in fair value of contingent consideration	111	317	208	1,227
Impairment of intangible assets	6,610	8,552	6,610	8,552
Impairment of goodwill	29,597	21,457	29,597	21,457
Total adjusted amounts	37,337	46,023	40,635	53,867
Adjusted net income (loss) attributable to Camelot Information Systems Inc.	$5,841	$(480)	$10,715	$12,582

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended September 30,		Nine-Month Periods Ended September 30,
	2012	2011	2012	2011
Cash flow from operating activities:
Net loss	$(31,679)	$(46,577)	$(29,868)	$(41,398)
Adjustments to reconcile net loss to net cash provided by(used in) operating activities:
Depreciation of property and equipment	236	266	758	818
Amortization of intangible assets	725	1,396	2,233	4,422
Deferred income taxes	(1,083)	(1,718)	(713)	(2,126)
Impairment of intangible assets	6,610	8,552	6,610	8,552
Impairment of goodwill	29,597	21,457	29,597	21,457
Provision for account receivable	(270)	2,717	(1,061)	2,717
Provision for other current assets	-	-	633	1,231
Share-based compensation	501	14,351	2,598	18,355
Gains on disposal of property and equipment	14	2	25	9
Change in fair value of contingent consideration for acquisition	111	317	208	1,227
Changes in operating assets and liabilities:
Accounts receivable	1,282	(12,022)	(25,790)	(32,236)
Other assets	(1,745)	1,140	(2,197)	(1,464)
Accounts payable	(3,415)	(2,095)	(1,671)	(2,084)
Other liabilities	(1,150)	4,622	(3,195)	2,079
Net cash used in operating activities	(266)	(7,592)	(21,833)	(18,441)

Cash flow from investing activities:
Purchase of term deposits	(23,197)	-	(24,260)	-
Maturity of term deposits	34,171	(34,403)	45,255	(34,443)
Restricted cash	(804)	915	2,924	(5,260)
Proceeds from disposal of property and equipment	4	-	8	18
Purchase of property and equipment	(211)	(146)	(522)	(664)
Purchase of intangible assets and other asset	(1,551)	(78)	(2,573)	(78)
Purchase of businesses, net of cash acquired	-	-	(3,500)	(11,430)
Net cash provided (used in) by investing activities	8,412	(33,712)	17,332	(51,857)

Cash flow from financing activities:
Proceeds from bank borrowing	-	165	2,881	7,832
Repayment of bank borrowing	(2,434)	(318)	(10,561)	(3,758)
Repurchase of ordinary shares	-	(11,434)	-	(14,415)
Payment of professional fee related to initial public offering	-	-	-	(964)
Payment of reimbursable issuance cost related to follow-on offering	-	(223)	-	275

Payment of contingent consideration and
deferred consideration for business acquisitions	-	(2,048)	(5,100)	(6,773)
Proceeds from stock option exercises	-	91	-	1,294
Net cash used in financing activities	(2,434)	(13,767)	(12,780)	(16,509)

Effect of foreign exchange rate changes	532	126	552	738

Net increase (decrease) in cash and cash equivalents	6,244	(54,945)	(16,729)	(86,069)
Cash and cash equivalents, beginning of period	34,155	109,232	57,128	140,356
Cash and cash equivalents, end of period	$40,399	$54,287	$40,399	$54,287

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended September 30, 2012				Three Months Ended September 30, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$45,825	$(50)	(a)	$45,775	$43,662	$(1,846)	(a)	$41,816
Gross profit	17,177	50	(a)	17,227	10,800	1,846	(a)	12,646
Operating expenses	49,050	(37,287)	(a)	11,763	57,209	(44,177)	(a)	13,032
Operating income(loss)	(31,865)	37,337	(a)	5,472	(46,347)	46,023	(a)	(324)
Net income(loss)	(31,496)	37,337	(a)(d)	5,841	(46,503)	46,023	(a)	(480)
Net gross margin	27.3%	0.1%	(b)	27.4%	19.8%	3.4%	(b)	23.2%
Net operating margin	(50.6%)	59.3%	(a)	8.7%	(85.1%)	84.5%	(a)	(0.6%)
Net margin	(50.0%)	59.3%	(a)	9.3%	(85.4%)	84.5%	(a)	(0.9%)
Diluted EPS	$(0.18)	$0.21	(c)	$0.03	$(0.26)	$0.26	(c)	$(0.003)
Diluted EPADS	$(0.71)	$0.84	(c)	$0.13	$(1.05)	$1.04	(c)	$(0.01)

	Nine Months Ended September 30, 2012				Nine Months Ended September 30, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$136,123	$(157)	(a)	$135,966	$123,733	$(2,818)	(a)	$120,915
Gross profit	46,088	157	(a)	46,245	43,697	2,818	(a)	46,515
Operating expenses	76,098	(40,478)	(a)	35,620	83,641	(51,049)	(a)	32,592
Operating income(loss)	(30,002)	40,635	(a)	10,633	(39,878)	53,867	(a)	13,989
Net income(loss)	(29,920)	40,635	(a)(d)	10,715	(41,285)	53,867	(d)	12,582
Net gross margin	25.3%	0.1%	(b)	25.4%	26.1%	1.7%	(b)	27.8%
Net operating margin	(16.5%)	22.3%	(a)	5.8%	(23.8%)	32.2%	(a)	8.4%
Net margin	(16.4%)	22.3%	(a)	5.9%	(24.7%)	32.2%	(a)	7.5%
Diluted EPS	$(0.17)	$0.23	(c)	$0.06	$(0.23)	$0.29	(c)	$0.06
Diluted EPADS	$(0.67)	$0.91	(c)	$0.24	$(0.92)	$1.16	(c)	$0.24

Notes:

(a) The non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition, changes in fair value of contingent consideration and impairment of goodwill and intangible assets, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process

(b) Adjustments to exclude acquisition-related intangible asset amortization expense and share-based compensation recorded in cost of sales of $50, $1,846, $157 and $2,818 for the three-month periods ended September 30, 2012 and 2011, and the nine-month periods ended September 30, 2012 and 2011, respectively.

13

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

###